Exhibit (a)(18)

i2 TECHNOLOGIES, INC.

ADDENDUM FOR EMPLOYEES IN INDIA

FOREIGN EXCHANGE RESTRICTIONS

You will not be permitted to exercise your New Option Grant unless such exercise complies with all local foreign exchange control restrictions.

MATERIAL TAX CONSEQUENCES

The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of India. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Option Exchange. We do not believe that you will be subject to tax as a result of the exchange of any option for a New Option Grant.

New Option Grant. You will not be subject to tax at the time you receive the New Option Grant.

Exercise of New Option Grant. You will not be subject to taxation upon exercise of the option.

Sale of Shares. You will recognize taxable income when you subsequently sell the shares. The taxable amount will be equal to the difference between the sale price and the price paid for the shares. If you hold the shares for more than one year, you will be taxed at the long-term capital gain rate of 21%. If you hold your shares for one year or less, income tax will be assessed at your marginal income tax rate of up to 31.5%.